TRANSGLOBE ENERGY CORPORATION
EXPLORATION UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, September 3, 2014 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce an Exploration update including a Lower Nukhul oil discovery at NWG 3, a gas/condensate test at North Dabaa 2 and the award of a new concession in the Western Desert. All dollar values are expressed in United States dollars unless otherwise stated.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)

The Company has drilled and cased NWG 3 as a Lower Nukhul new pool oil discovery. The well was drilled to a total depth of 5,360 feet and encountered 42 feet of net oil pay in the prolific Lower Nukhul formation based on well logs and oil recovered on wireline samples. The Lower Nukhul sandstone encountered in NWG 3 has similar permeability and porosity to the main Arta/East Arta wells which produced in excess of 1,000 Bopd, unstimulated. The Company plans to expedite appraisal drilling to better define the discovery. The NWG 3 well was drilled near the northern edge of the existing 3-D seismic (acquired in 2008) and therefore the northern limit to the new pool is undefined at this time. New 3D seismic data is currently being acquired on these lands and will be available in early 2015 for mapping. The drilling rig has moved to the fourth well in the program and is currently drilling NWG 4 which is targeting a Nukhul pool south of the Arta field.

A second drilling rig has finished drilling a successful multi-zone oil well at Hana West on the West Gharib concession. The rig has moved to the North West Gharib concession and is expected to commence drilling NWG 10 next week following scheduled rig maintenance. NWG 10 is targeting an internally estimated undiscovered prospective resource of 33 million barrels (un-risked) on a deterministic basis with an estimated geologic chance of success of 15%. The primary targets are the Markha/Rudeis sands similar to the Hana/Hana West and West Bakr K & M fields approximately 10 kilometers north and west of NWG 10. Results from the 8,300 foot exploration well are expected in October.

In addition, the company commenced seismic acquisition in NWG concession in late August. The NWG 3D, which is expected to be completed in 2014, is approximately 512 square kilometers and will cover the north/west portion of the concession including a potential northern extension of the NWG 3 discovery. The NWG 3-D is the first portion of a larger $36 million seismic program (1,000 square km’s of 3-D and 300 km’s of 2-D in the Eastern Desert and 400 square km’s of 3-D in South Ghazalat). The total program is targeting a Q2 2015 completion.

The third drilling rig will continue to drill development wells on the West Bakr concession into 2015.

East Ghazalat, Arab Republic of Egypt (50% working interest)

The North Dabaa 2X well, an appraisal well to the initial North Dabaa 1X gas/condensate discovery that was drilled in 2013 (press release November 13, 2013), was drilled to a total depth of 14,237 feet and cased as a Jurassic gas condensate well. Based on open hole well logs and samples, the well encountered approximately 136 feet of gross interval in the Khatatba/Upper Safa formation with an estimated 36 feet of net pay. The Khatatba/Upper Safa formation was completed and flow tested using the drilling rig for a total duration of 64.5 hours. During this period, approximately 50.4 million cubic feet of gas (“MMcf”) and 1,456 barrels (“Bbl”) of 57° API condensate were recovered on choke sizes varying from 24/64 inch to 64/64 inch and corresponding wellhead drawdowns of 9% to 69%. This represents average rates during the entire flow test of 18.7 million cubic feet of gas per day (“MMcfd”) and 542 barrels per day (“Bpd”) of condensate. An extended flow period of 35.5 hours was performed on a 64/64 inch choke during the test resulting in rates of 21.3 MMcfd of gas and 551 Bpd of condensate. Shut-in periods were conducted during the test, however a detailed well test analysis has not been performed. The test results should be considered as preliminary and are not necessarily indicative of long-term performance. The well is currently shut-in for an extended build-up period. The results of North Dabaa 2X will be fully evaluated along with the prior North Dabaa 1X test to determine the extent of the discovery.

Following North Dabaa 2x, the drilling rig is scheduled to move to the Safwa development lease to drill a Safwa horizontal development well.

North West Sitra, Arab Republic of Egypt (100%WI – pending ratification)

EGPC announced that TransGlobe was the successful bidder on the North West Sitra (“NW Sitra”) concession (100% working interest) in the 2014 EGPC bid round which closed on July 7, 2014. It is anticipated that the ratification approval process of the new concession could be completed by late 2014.

The 1,946 square kilometer (480,850 acre) NW Sitra concession is located in the Western Desert immediately to the west of the company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company has committed to acquire a minimum of 300 square kilometers of 3D seismic and drill two exploration wells in the first exploration phase.

The concession will have a 7 year exploration term which will commence when it has been passed into law. The seven year term is comprised of two 3.5 year (42 month) exploration phases. The new concession provides for the approval of 20 year development leases on commercial discoveries.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's Convertible Debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release may contain forward-looking statements regarding the Company's plans to issue a quarterly dividend to shareholders. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company, including obtaining bank lender and regulatory approval for the payment of the proposed dividends. The ability of the Company to declare and pay dividends in the future are subject to factors which include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release regarding the Company's ability to pay dividends in the future, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: 403.444.4787
Email: investor.relations@trans-globe.com
Web site: http://www.trans-globe.com